LATHAM & WATKINS

555 Eleventh Street, N.W., Suite 1000

Washington, D.C.   20004-1304

Tel: 202.637.2200   Fax: 202.637.2201

September 21, 2007

VIA EDGAR CORRESPONDENCE

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kimco Realty Corporation

Definitive 14A filed April 6, 2007

File No. 001-10899

Dear Ms. Gowetski:

On behalf of Kimco Realty Corporation (the “Company”), we are responding to your letter dated August 21, 2007 with respect to the above-referenced filing. Pursuant to my telephone conversation with you on September 18, 2007, the Company hereby confirms its expectation that, on or about October 15, 2007, it will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Kevin Stogner at (202) 637-2177.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Milton Cooper, Chairman & CEO
Kimco Realty Corporation

Michael Pappagallo, CFO

Kimco Realty Corporation

Joe Grills, Chairman, Executive Compensation Committee

Kimco Realty Corporation